Corporate Communications	Exhibit 99.5

CNH Industrial N.V. files 2018 Annual Report on Form 20-F and releases 2018 EU Annual Report; calling of the Annual General Meeting

London, March 1, 2019

CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) announced today that it has filed its 2018 Annual Report on Form 20-F (prepared in accordance with U.S. GAAP) with the United States Securities and Exchange Commission and it has released its 2018 EU Annual Report (including the consolidated financial statements prepared in accordance with IFRS and the separate financial statements of CNH Industrial N.V.).

The Company also published today the Notice and the Agenda of its Annual General Meeting of Shareholders (“AGM”), which will take place on April 12, 2019, in Amsterdam (the Netherlands).

The Agenda of the AGM will include (i) the approval of the 2018 EU Annual Report, (ii) the proposal to distribute a cash dividend of euro 0.18 per outstanding common share, (iii) the renewal of the Board of Directors through the re-appointment of the Executive Directors Suzanne Heywood and Hubertus Mühlhaüser, the re-appointment of Léo W. Houle, John Lanaway, Silke C. Scheiber, Jacqueline A. Tammenoms Bakker and Jacques Theurillat, and the appointment of Alessandro Nasi and Lorenzo Simonelli as Non-Executive Directors, (iv) the re-appointment of the Independent Auditor and (v) the replacement of the existing authorization to the Board of Directors of the authority to acquire common shares in the capital of the Company.

If shareholders approve the proposed cash dividend, CNH Industrial N.V. common shares will be quoted ex-dividend on April 23, 2019. The record date for the dividend will be April 24, 2019 on both MTA and the NYSE. It is expected that the dividend will be paid on May 2, 2019.

The 2018 Annual Report on Form 20-F is available in the Investors section of the CNH Industrial corporate website at www.cnhindustrial.com, under “Investor Relations/Financial Information/Annual Reports.” It can be viewed online and is also available for download in PDF format. Shareholders may also request a hard copy of the Company’s complete 2018 audited financial statements free of charge from investor.relations@cnhind.com.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

The 2018 EU Annual Report, the Agenda of the AGM, the Explanatory Notes to the Agenda, the instructions to participate and vote at the AGM, and other AGM documents are available on the Company’s website at www.cnhindustrial.com.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com